UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED
(Translation of registrant’s name into English)

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Effective on September 3, 2024, Newgenivf Group Limited (the “Registrant”) has appointed J&S Associate (“J&S”) as its independent registered public accounting firm for the fiscal year ending December 31, 2024. The Registrant has terminated the services of the Registrant’s previous independent auditor, Onestop Assurance PAC (“Onestop”) effective on September 3, 2024. The termination of Onestop and the appointment of J&S was made after careful consideration and evaluation by the Registrant and has been approved by the Audit Committee and the Board of Directors of the Registrant.

During the Registrant’s two most recent fiscal years ended December 31, 2023 and 2022, through the termination of services of Onestop on September 3, 2024, there were no disagreements between the Registrant and Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant’s consolidated financial statements for such periods. In addition, Onestop’s reports on the financial statements as of and for the fiscal year ended December 31, 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2023 through the termination of services of Onestop on September 3, 2024, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2023 and 2022 and the subsequent interim period prior to engaging J&S, neither the Registrant nor anyone on its behalf consulted J&S regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that J&S concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2024

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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